Exhibit 99.1

CHINA SUNERGY APPOINTS SIEGFRIED YI CHOU HSU AS CHIEF
FINANCIAL OFFICER

NANJING, China, October 16, 2009 - China Sunergy Co., Ltd (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has appointed Mr. Siegfried Yi Chou Hsu as Chief Financial Officer (“CFO”) with immediate effect. Mr. Shiliang Guo, the acting CFO of China Sunergy, has resigned from the acting CFO position while remaining a Director.

Mr. Hsu, with extensive financing, investment, consulting, and technological experience, brings a high level of directly relevant knowledge to China Sunergy through his previous management of key financial and strategic projects. Mr. Hsu’s positions have included CFO of Taipei based Smart Net Technology, Vice President of Phycos Consulting in Taipei and Suzhou and the Investment and Investor Relationship Manager of United Microelectronics Corporation in Taiwan, a world-leading semiconductor foundry. Most recently, Mr. Hsu was Vice President of Structured Finance and a chief advisor of the investment committee for China investment strategy at China Development Industry Bank in Taipei. His responsibilities at China Development Industry Bank included enterprise consolidation and restructuring, cross Taiwan Straits initiatives and ASEAN region investment and government projects.

“Siegfried Hsu will be a valuable member of our team here at China Sunergy, and I believe that the diverse financial expertise he possesses, and his many years in leadership roles in dynamic organizations, will allow him to contribute effectively and significantly to our Company, particularly at a time when the solar sector is undergoing significant changes with regards to corporate strategy, business models, market conditions and operations” commented Mr. Allen Wang, Director and Chief Executive Officer of China Sunergy. “I am pleased to welcome him and look forward to working together as we drive China Sunergy’s business strategies forward and take advantage of the existing business opportunities.”

“The solar industry has experienced tremendous development  in the past a few years. I am keen to apply my knowledge and experience to China Sunergy  as we grow within a challenging and promising sector,” remarked Mr. Hsu.

Mr. Hsu graduated from the National Chiao Tung University in Taiwan with a Bachelor of Science in Electro Physics in 1990, and received his MBA degree from National Taiwan University. Mr. Hsu also received his MBA degree from the Sloan Fellows Program of MIT Sloan School of Management in Cambridge, Massachusetts, USA.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Peter Schmidt
Financial Dynamics
peter.schmidt@fd.com
Phone: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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